Exhibit 99.1

SYSTEMS XCELLENCE INC.
Consolidated Balance Sheets

	(unaudited)
	September 30, 2006	December 31, 2005
	(All amounts are in US dollars)
ASSETS

Current assets
Cash and cash equivalents (note 5(a))	$61,442,382	$35,951,932
Accounts receivable, net of allowance for doubtful accounts of $581,998 (2005 - $319,566)
Unbilled revenue	2,329,945	1,001,971
Prepaid expenses	1,609,345	1,191,444
Inventory	247,578	437,674
Future tax asset	29,941	320,000
Total current assets	79,697,587	47,552,822

Capital assets	6,537,590	3,777,954

Deferred charges	-	787,686

Goodwill and other intangible assets	27,637,147	26,825,147

Future tax asset	2,410,000	360,000

Other assets (note 7)	-	2,000,000

Total Assets	$116,282,324	$81,303,609

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$1,101,529	$765,761
Accrued liabilities	5,262,476	4,833,151
Deferred revenue	3,128,885	3,131,031
Current portion of long-term debt	-	1,530,000
Total current liabilities	9,492,890	10,259,943

Long-term debt	-	11,572,858
Deferred lease inducement (note 6)	757,815	-

Shareholders' equity (note 2)
Capital stock	99,670,226	64,047,220
Contributed surplus	2,421,483	1,718,372
Retained earnings (deficit)	3,939,910	(6,294,784)
Total shareholders' equity	106,031,619	59,470,808

Total Liabilities and Shareholders' Equity	$116,282,324	$81,303,609

See accompanying notes to unaudited consolidated financial statements.

These interim financial statements should be read in conjunction with the annual consolidated financial statements.

SYSTEMS XCELLENCE INC.
Consolidated Statements of Operations
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
	(All amounts are in US dollars)

Revenue (note 4)	$21,046,200	$14,730,213	$58,911,124	$37,512,083
Project costs	8,208,940	5,232,571	23,318,771	14,547,566
	12,837,260	9,497,642	35,592,353	22,964,517

Expenses:
Product development costs	2,277,937	2,318,782	6,447,325	6,775,757
Selling, general and administration	4,547,419	3,515,882	12,738,771	8,685,142
Amortization	1,191,747	856,946	3,138,294	2,607,009
Lease termination	-	-	757,815	-
Stock-based compensation	471,110	226,791	1,384,843	594,995
	8,488,213	6,918,401	24,467,048	18,662,903

Income before the undernoted	4,349,047	2,579,241	11,125,305	4,301,614

Interest income	(894,671)	(106,716)	(1,943,292)	(263,305)
Interest expense	1,053,300	445,469	1,837,480	1,327,242
Net interest expense (income) (note 8)	158,629	338,753	(105,812)	1,063,937

Other expense (income)	(9,254)	-	21,177	(626,342)

Income before income taxes	4,199,672	2,240,488	11,209,940	3,864,019

Income tax expense (recovery) :
Current	937,851	30,507	2,735,187	92,017
Future	718,204	-	(1,759,941)	-
	1,656,055	30,507	975,246	92,017

Net income	$2,543,617	$2,209,981	$10,234,694	$3,772,002

Earnings per share:
Basic	$0.12	$0.15	$0.56	$0.26
Diluted	$0.12	$0.14	$0.54	$0.25

Weighted average number of shares used in computing earnings per share:
Basic	20,351,311	14,600,460	18,139,263	14,592,094
Diluted	21,355,666	15,341,864	19,113,463	15,162,316

Consolidated Statements of Retained Earnings (Deficit)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Retained earnings (deficit), beginning of period	$1,396,293	$(12,454,899)	$(6,294,784)	$(14,016,920)
Net income	2,543,617	2,209,981	10,234,694	3,772,002
Retained earnings (deficit), end of period	$3,939,910	$(10,244,918)	$3,939,910	$(10,244,918)

See accompanying notes to unaudited consolidated financial statements.

These interim financial statements should be read in conjunction with the annual consolidated financial statements.

SYSTEMS XCELLENCE INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
	(All amounts are in US dollars)
Cash flow from operations:
Net income	$2,543,617	$2,209,981	$10,234,694	$3,772,002
Items not involving cash, net of effects from acquisition:
Gain on sale of asset	-	-	-	(626,342)
Amortization of capital assets	795,747	419,934	1,950,294	1,296,321
Amortization of intangible assets	396,000	390,000	1,188,000	1,170,000
Amortization of deferred charges	693,712	47,012	787,735	140,689
Stock-based compensation	471,110	226,791	1,384,843	594,995
Future tax asset	718,204	-	(1,759,941)	-
Increase in deferred lease inducements	-	-	757,815	-
Changes in non-cash operating working capital	(3,510,458)	3,177,781	(6,181,427)	2,892,076
Net cash provided by operations	2,107,932	6,471,499	8,362,013	9,239,741

Cash flow from financing activities:
Proceeds from exercise of share-purchase options	56,389	37,531	207,967	50,064
Proceeds from public offering	-	-	36,064,000	-
Costs paid related to public offering	(262,048)	-	(1,330,742)	-
Financing costs related to long-term liabilities	-	-	-	50,000
Change in long-term liabilities	(12,449,048)	13,095	(13,102,858)	(753,956)
Net cash provided by (used in) financing activities	(12,654,707)	50,626	21,838,367	(653,892)

Cash flow from investing activities:
Acquisition of HBS	-	(8,512)	-	(20,461,112)
Acquisition of rebates services line-of-business	-	(200,000)	-	(200,000)
Contingent consideration placed in escrow	-	-	-	(2,000,000)
Purchase of capital assets	(1,385,873)	(296,696)	(4,709,930)	(1,616,710)
Proceeds from disposal of capital assets	-	-	-	2,342,695
Net cash used in investing activities	(1,385,873)	(505,208)	(4,709,930)	(21,935,127)

(Decrease) increase in cash and cash equivalents	(11,932,648)	6,016,917	25,490,450	(13,349,278)

Cash and cash equivalents, beginning of period	73,375,030	10,270,448	35,951,932	29,636,643

Cash and cash equivalents, end of period	$61,442,382	$16,287,365	$61,442,382	$16,287,365

See accompanying notes to unaudited consolidated financial statements.

These interim financial statements should be read in conjunction with the annual consolidated financial statements.

SYSTEMS XCELLENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006
(All amounts are in US dollars, except where indicated)

1.    Significant accounting principles

The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) for interim financial statements, which, except as described in Note 9, conform in all material respects with accounting principles generally accepted in the United States (“U.S. GAAP”).

Certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended December 31, 2005.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and nine month periods ended September 30, 2006 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited annual consolidated financial statements and notes thereto for the year ended December 31, 2005, except for the following:

(a)	Deferred lease inducements:

Deferred lease inducements represent cash inducements received from the Company’s landlord that are amortized against rent expense on a straight-line basis over the term of the related lease.

2.    Shareholders’ equity

(a)   Share consolidation:

On June 5, 2006, the Company filed articles of amendment to effect a four-to-one-share consolidation of the Company’s outstanding common shares. The share consolidation was approved by the shareholders of the Company on May 17, 2006. Accordingly, information relating to the number of shares and net income per share presented in the Consolidated Statements of Operations gives effect to this share consolidation for all periods presented.

(b)   Issuance of common shares:

On June 22, 2006, the Company filed a Short-Form Prospectus in Canada and a Registration Statement in the U.S. in connection with the issue of 3,200,000 common shares of the Company. The gross proceeds of the issuance were $36,064,000 excluding issuance costs of $1,330,742 as of September 30, 2006.

(c)   Outstanding shares:

At September 30, 2006, the Company had outstanding common shares of 20,377,491 (2005- 14,605,041) and 2,124,624 (2005- 1,846,417) share purchase options outstanding at a weighted average exercise price of Canadian $8.20.

SYSTEMS XCELLENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006

3.    Stock-based compensation

During the three and nine month periods ended September 30, 2006, the Company recorded stock-based compensation expense of $471,110 and $1,384,843, respectively. For the three and nine month periods ended September 30, 2005, the Company recorded stock-based compensation expense of $226,791 and $594,995, respectively. The Black-Scholes option pricing model was used to estimate the fair value of the options at grant date based on the following assumptions:

	2006	2005
Volatility	36.5 - 40.8%	50%
Risk-free interest rate	4.75 - 5.1%	2.75%
Expected life	5 years	5 years
Dividend yield	-	-

4.    Segment information

The Company operates in a single reportable operating segment, which provides transaction processing solutions to the pharmaceutical benefits industry. The Company operates in two geographic areas as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Revenue
United States	$17,937,841	$14,426,223	$52,705,401	$36,706,960
Canada	3,108,359	303,990	6,205,723	805,123
Total	$21,046,200	$14,730,213	$58,911,124	$37,512,083

The Company's revenue breaks down into the following components:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Products and Services
Recurring
Transaction Processing	$10,411,186	$5,384,873	$28,159,580	$15,481,505
Maintenance	3,840,906	3,384,809	11,030,536	9,914,769
Total Recurring	14,252,092	8,769,682	39,190,116	25,396,274

Non-Recurring
Professional Services	4,088,397	3,707,793	12,231,571	7,599,794
System Sales	2,705,711	2,252,738	7,489,437	4,516,015
Total Non-Recurring	6,794,108	5,960,531	19,721,008	12,115,809
Total Revenue	$21,046,200	$14,730,213	$58,911,124	$37,512,083

During the three and nine month periods ended September 30, 2006 one customer accounted for 13.5% and 13.6% of total revenue, respectively. For the three and nine month periods ended September 30, 2005, no one customer accounted for more than 10% of total revenue.

SYSTEMS XCELLENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006

At September 30, 2006, one customer accounted for 11.1% of the total accounts receivable balance. At December 31, 2005, no one customer accounted for more than 10% of the total accounts receivable balance.

5.    Supplemental cash flow information

(a)    The components of cash and cash equivalents are as follows:

	September 30, 2006	December 31, 2005
Cash on deposit	$2,919,476	$7,678,392
U.S. money market funds	4,771,425	3,509,513
Commercial paper	30,470,158	24,733,932
Certificates of deposit (90 days)	13,116,460	-
Stable balance account	10,133,563	-
Canadian dollar deposits (Cdn. $35,000 at 1.1182; December 31, 2005 - Cdn. $35,000 at 1.1630)	31,300	30,095
	$61,442,382	$35,951,932

(b)	Change in non-cash operating working capital:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Accounts receivable	$(993,835)	$(86,694)	$(5,388,595)	$(548,112)
Unbilled revenue	(826,086)	(243,276)	(1,327,974)	(483,086)
Inventories	105,657	(103,216)	190,096	(350,976)
Prepaid expenses	2,190	51,338	(417,901)	(58,570)
Accounts payable & accrued liabilities	(1,242,698)	3,523,765	765,093	4,211,350
Deferred revenue	(555,685)	35,864	(2,146)	121,470
	$(3,510,458)	$3,177,781	$(6,181,427)	$2,892,076

(c)	Supplemental cash flow information:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Interest received	$811,866	$106,716	$1,810,667	$263,305
Interest paid	$1,053,300	$445,469	$1,837,480	$1,327,242
Income taxes paid	$958,647	$30,507	$3,471,362	$92,017

SYSTEMS XCELLENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006

6.   Deferred lease inducement

On March 24, 2006, the Company entered into a new operating lease agreement for new office space in Lisle, Illinois. The lease is effective February 1, 2007 with a term of 11 years. The minimum payments under the lease agreement are as follows:

2007	$829,127
2008	934,653
2009	967,544
2010	1,000,435
2011	1,033,326
Thereafter	6,993,448
$11,758,533

As part of the agreement, the Company received certain lease inducements including a cash inducement of $757,815, which will be recognized over the term of the lease as a reduction of rent expense.

Coterminous with this new lease agreement, the Company gave notice to the lessor of the U.S. Headquarters located in Lombard, Illinois, to terminate the lease effective March 31, 2007. The Company paid $757,815 for this lease termination option which was expensed in the period.

7.    Other assets

On December 17, 2004, the Company, through a wholly-owned subsidiary, acquired all of the outstanding shares of Health Business Systems (“HBS”), based in Warminster, Pennsylvania, which provides retail pharmacy management systems and workflow technology.

Under the terms of the HBS Stock Purchase Agreement, on June 1, 2005, the Company paid $2,000,000 to an interest-bearing escrow account which will be paid to the former HBS shareholders on December 31, 2006, subject to specified earn-out targets being met. At June 1, 2005, the $2,000,000 contingent consideration was recorded as a long-term asset to be recorded as additional purchase price consideration when the contingency is resolved. At September 30, 2006, it was determined that the specified earn-out targets would most likely be met during the fourth quarter of 2006 and, therefore, the $2,000,000 was reclassed from “Other assets” to “Goodwill and other intangible assets.”

8.    Long-term debt

On July 5, 2006, the Company repaid its outstanding line of credit and term loan with MCG Capital Corporation. The Company paid cash consideration of $12,785,207, which consisted of $12,580,000 in principal and $205,207 in a prepayment fee and accrued interest. The Company wrote off related unamortized deferred charges of $821,641.

SYSTEMS XCELLENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006

9.    Reconciliation of significant differences between accounting principles generally accepted in Canada and the United States

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP and conform in all material respects with U.S. GAAP except as follows:

(a)    Consolidated statements of operations and earnings per share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Net income in accordance with Canadian GAAP	$2,543,617	$2,209,981	$10,234,694	$3,772,002
Adjustments for:
Stock-based compensation (d)	19,787	-	92,002	-
Net income in accordance with U.S. GAAP	$2,563,404	$2,209,981	$10,326,696	$3,772,002

The basic and diluted earnings per share under U.S. and Canadian GAAP are as follows:

Canadian GAAP
Basic	$0.12	$0.15	$0.56	$0.26
Diluted	$0.12	$0.14	$0.54	$0.25

U.S. GAAP
Basic	$0.13	$0.15	$0.57	$0.26
Diluted	$0.12	$0.14	$0.54	$0.25

SYSTEMS XCELLENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006

Under U.S. GAAP, the Company is required to present a statement of changes in shareholders’ equity, which is presented below:

			Additional
	Common Stock		paid-in
	Number	Amount	capital	Deficit	Total
Balance at December 31, 2005	16,938,833	$64,086,899	$1,383,628	$(5,999,719)	$59,470,808
Issuance of common shares, net	3,200,000	34,733,259	-	-	34,733,259
Exercise of stock options	238,658	1,417,590	(681,781)	-	735,809
Stock-based compensation	-	-	1,292,841	-	1,292,841
Net income	-	-	-	10,326,696	10,326,696
Balance at September 30, 2006	20,377,491	$100,237,748	$1,994,688	$4,326,977	$106,559,413

Balance at December 31, 2004	14,579,624	$45,695,433	$579,328	$(13,721,855)	$32,552,906
Exercise of stock options	25,418	95,343	(28,150)	-	67,193
Stock-based compensation	-	-	594,995	-	594,995
Net income	-	-	-	3,772,002	3,772,002
Balance at September 30, 2005	14,605,042	$45,790,776	$1,146,173	$(9,949,853)	$36,987,096

(c)    Consolidated comprehensive income:

Statement on Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders' equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on marketable securities. There are no adjustments to the U.S. GAAP net income required to reconcile to the comprehensive income/loss.

(d)    Stock-based compensation:

Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in Notes 1(l) and 8 of the audited annual consolidated financial statements for the year ended December 31, 2005. Under U.S. GAAP, the Company has similarly elected to follow the fair value method in accordance with FASB Statement No. 123, Accounting for Stock-based Compensation (“SFAS 123”), as of January 1, 2004 using the modified prospective transition method. Prior to January 1, 2004 the Company followed APB 25, Accounting for Stock Issued to Employees. Under SFAS 123, compensation expense is recorded as a charge to income and a credit to additional paid-in-capital over the service period. As the Company did not have any deferred compensation, stock-based compensation liabilities or deferred income taxes recorded as of January 1, 2004, there was no required opening adjustment relating to these accounts. The amounts that would otherwise have been recorded as compensation in the year as if the fair value method had always been applied will be recorded in income on a prospective basis. Since, for Canadian GAAP purposes, the Company retroactively restated the stock-based compensation relating to the fiscal years 2003 and 2004, an adjustment was made to the U.S. GAAP opening deficit and contributed surplus (APIC) accounts to remove the impacts of the Canadian restatement relating to any unvested options as of January 1, 2004.

SYSTEMS XCELLENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006

Effective January 1, 2006, the Company adopted the provisions of FASB Statement No. 123R (“SFAS 123R”), which requires all share-based payments to be recognized in the financial statements based on the grant date fair values using either a modified-prospective or modified-retrospective transition method. The Company has adopted this standard using the modified-prospective method and, therefore, recognizes stock-based compensation expense for any new share-based awards and awards modified, repurchased or cancelled after January 1, 2006 over the requisite service period. In addition, the Company recognizes stock-based compensation expense for previously granted unvested awards outstanding as of January 1, 2006 over the remaining portion of the requisite service period.

Under SFAS 123R, the Company is required to determine the grant date fair value of the stock-based awards granted. The Company is continuing to use the Black-Scholes option pricing model to value these options. The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period. Currently, the Company adjusts compensation cost for actual forfeitures at the time forfeitures occurred, as is permitted under Canadian GAAP. SFAS 123R requires the Company to estimate forfeitures as part of the initial measure of the grant date fair value of the award. The cumulative effect of the change in accounting policy for the adjustment related to the forfeitures for the prior periods is $50,000 at January 1, 2006.

Under U.S. GAAP, the expense related to share-based payment arrangements should be presented in the same income statement line item as the cash compensation to those employees. Accordingly, the allocation of the stock-based compensation costs would be as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Project costs	$96,628	$56,053	$284,233	$166,097
Product development costs	45,571	35,113	140,099	91,524
Selling, general and administrative	309,124	135,625	868,509	337,374
	$451,323	$226,791	$1,292,841	$594,995

(e)    Other supplementary disclosures for U.S. GAAP purposes:

(i)    Under U.S. GAAP, components of current liabilities that are in excess of 5% of total current liabilities need to be disclosed separately. Included in accrued liabilities are salaries and benefit accruals of $2,669,992 at September 30, 2006 and $2,971,564 at December 31, 2005.

Also, included in the accrued liabilities are project cost accruals of $499,949 at September 30, 2006 and nil at December 31, 2005